SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2020

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: July 10, 2020	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Third Quarter and Year-to-Date Fiscal 2020 Results

•

Solid third quarter financial performance amidst the COVID-19 pandemic showcases critical nature of robust connectivity infrastructure and overall business resiliency during period of significant economic uncertainty

•

Consolidated adjusted EBITDA[1] improved 15.3% year-over-year, including the impact of IFRS 16 in fiscal 2020; strong year-to-date Free Cash Flow[1] of approximately $595 million represents 20.2% growth over fiscal 2019

•

Strong Wireless financial performance with service revenue growth of 17.0% and adjusted EBITDA growth of 90.6%, including the impact of IFRS 16, demonstrates considerable operating leverage as the pandemic, store closures and social distancing restrictions resulted in temporary pause in subscriber growth trajectory

•	Stable Wireline adjusted EBITDA growth of 6.9% year-over-year, including the impact of IFRS 16, and continued focus on execution with the introduction of Fibre+ Gig Internet service

Calgary, Alberta (July 10, 2020) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended May 31, 2020, including the impact of adopting IFRS 16, Leases (IFRS 16). Consolidated revenue decreased by 0.8% to $1.31 billion and adjusted EBITDA increased 15.3% year-over-year to $609 million. Removing the $38 million impact from IFRS 16, adjusted EBITDA increased approximately 8.1% over the prior year.

“While we continue to navigate through a period of widespread uncertainty, the solid performance of our business underscores the resilient and critical nature of the services we provide to our customers. Although subscriber activity was subdued during the quarter, primarily due to Canadians staying home to restrict the spread of COVID-19, the financial performance of the Company was excellent. Throughout this challenging and unprecedented time, we are proud of the strength of our facilities-based networks, which are not just the core of our digital infrastructure – they are the backbone of our social and economic well-being. We have invested billions on building and improving our network and services and the benefits of these investments have never been more critical for Canadians during this crisis. We have compassionate employees who continue to go above and beyond to help each other and our customers and we remain dedicated to maintaining the safety of our employees and customers as well as supporting the communities and businesses in which we operate. As the economy begins to re-open, we are confident that our robust broadband and wireless infrastructure will continue to play a vital role and drive our economic recovery,” said Brad Shaw, Executive Chair and Chief Executive Officer.

As a result of the temporary retail store closures combined with social distancing requirements related to COVID-19 that persisted throughout the quarter, wireless and wireline subscriber acquisition activity was muted. Wireless postpaid net additions increased by approximately 2,200 in the third quarter and postpaid churn2 was a record low 0.96%, due primarily to reduced customer activity. While wireless subscriber activity was significantly lower, the Company continued to grow ABPU2 and ARPU2 by 5.7% and 2.6%, respectively, year-over-year.

In the Wireline segment, new customer activity was also substantially lower compared to pre-COVID activity. Consumer Internet experienced a marginal net loss of approximately 5,100 and video losses were approximately 22,000 in the quarter, a slight improvement compared to the prior year. Although subscriber activity was reduced, the Company continues to see an acceleration in the number of customers that elect to self-install, which increased dramatically to approximately 72% in the quarter. Through significant investments and a strong technology roadmap, the Company is well positioned to meet the increasing expectations of its customers as they continue to embrace digital adoption and faster Internet speeds. On May 27, 2020, the Company launched its Fibre+ Gig Internet service, available to more than 99% of its residential customers. By offering faster speeds and unlimited data, millions of Western Canadians can continue to rely on their home technology for work, education, entertainment, and connection to the world around them.

In the third quarter, Shaw Business revenue of approximately $140 million was in line with the prior year and decreased approximately 2.8% compared to the second quarter of fiscal 2020 as impacted customers temporarily suspended or cancelled their accounts due to the challenging economic environment facing businesses from COVID-19.

“During a rapidly evolving situation, filled with significant uncertainty, our third quarter performance was remarkable. Our team flawlessly led us through enormous change and disruption while ensuring that we continue to serve our customers—with no exceptions. While uncertainty continues to lie ahead, I am confident in our ability to execute, to continue providing the critical services that our customers need, and to build upon our agile approach to customer service, providing long term benefits to all stakeholders,” said Brad Shaw.

Selected Financial Highlights

Fiscal 2020 results include the impact of adopting IFRS 16 using the modified retrospective approach. Under the modified retrospective approach, fiscal 2019 results have not been restated and are not comparable to fiscal 2020 results. Supplementary information is provided in the accompanying Management’s Discussion and Analysis (“MD&A”), under the heading “Accounting Standards,” which discusses our previous accounting policies and the changes on adoption of the new standard.

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2020	2019	Change %	2020	2019	Change %
Revenue	1,312	1,322	(0.8)	4,058	3,990	1.7
Adjusted EBITDA(1)(2)	609	528	15.3	1,797	1,619	11.0
Adjusted EBITDA margin(1)(2)	46.4%	39.9%	16.3	44.3%	40.6%	9.1
Free cash flow(1)	221	174	27.0	595	495	20.2
Net income	184	227	(18.9)	513	566	(9.4)
Basic and diluted earnings per share	0.35	0.43		0.98	1.09

(1)

These are non-IFRS financial measures. See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A. In conjunction with the adoption of IFRS 16, the Company is amending its definition of certain non-IFRS financial measures more fully discussed in its MD&A.

(2)

Adjusted EBITDA and adjusted EBITDA margin for the three and nine months ended May 31, 2020 reflect the adoption of IFRS 16 Leases. As permitted under IFRS 16, we have not restated amounts for the three and nine months ended May 31, 2019 which are not comparable to the same periods in fiscal 2020. Free cash flow was not affected by the adoption of IFRS 16.

In the quarter, the Company lost approximately 5,500 net Wireless RGUs2, consisting of 2,200 postpaid additions and 7,700 prepaid losses. The lower net additions reflects the closure of approximately 90% of its corporate locations during the period and management’s focus on serving its existing base of customers. As retail locations are able to resume operations, substantially all of Freedom Mobile’s retail stores are now open for business as of June 30, 2020.

Wireless service revenue for the three-month period increased 17.0% to $206 million over the comparable period in fiscal 2019 due to the increased subscriber base and growing penetration of Big Gig data plans. Third quarter ABPU grew by approximately 5.7% year-over-year to $44.27 and ARPU increased 2.6% to $38.94 reflecting the increased number of wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the quarter due to less travel and roaming outside of the Freedom network.

Wireless equipment revenue for the three-month period decreased 37.0% year-over-year to approximately $46 million, reflecting lower subscriber sales and activity in the quarter as a result of the temporary retail store closures. Third quarter Wireless adjusted EBITDA of $101 million increased 90.6% year-over-year, or approximately 56.6% when removing the $18 million impact resulting from the adoption of IFRS 16. The accelerated growth in Wireless adjusted EBITDA in the quarter was primarily due to lower subscriber activations and therefore lower acquisition related costs. While the financial performance of the Wireless segment was strong in the third quarter, showcasing the operating leverage in the business, the Company’s strategy remains to scale the wireless business and continue to grow the subscriber base. Therefore, as retail locations continue to re-open, and Canadians begin to revisit their wireless needs, the Company will continue to make the appropriate investments to balance subscriber growth and profitability.

Wireline RGUs declined by approximately 55,300 in the quarter compared to a loss of approximately 35,200 in the third quarter of fiscal 2019. The current quarter includes a Consumer Internet RGU loss of approximately 5,100 due to lower new customer activity and promotions primarily related to COVID-19. The mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 42,300 RGUs. On May 27, 2020, the Company launched several new Internet products for all needs and budgets, including the introduction of Fibre+ Gig Internet, the largest deployment of gigabit speeds for residential customers in Western Canada. Fibre+ Gig is available to more than 99% of Shaw’s residential customers because of the strategic and ongoing investments the Company has made to its Fibre+ network. In addition to rolling out the fastest speeds ever available to its customers, Shaw launched a new entry-level Internet plan and a new lineup of Internet tiers, providing customers a full range of choices depending on their connectivity needs.

Third quarter Wireline revenue of approximately $1.06 billion decreased 1.1% year-over-year, while adjusted EBITDA of approximately $508 million increased 6.9%. When removing the $20 million impact resulting from the adoption of IFRS 16, adjusted EBITDA increased 2.7% compared to the prior year and excluding the $15 million payment related to certain IP licensing matters in the third quarter of fiscal 2019, adjusted EBITDA was comparable to the prior year. Third quarter adjusted EBITDA includes an increase in the bad debt provision of approximately $5 million, reflecting the uncertainty associated with elevated unemployment levels and Business customer impacts. Consumer revenue of $923 million decreased 1.3% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone revenue. Business revenue of $140 million was comparable to the prior year as pandemic related impacts included temporary customer suspensions, cancellations or reductions in services.

Capital expenditures in the third quarter of $268 million was approximately $12 million lower than the prior year. Wireline capital spend of $195 million was in line with the prior year. Wireless spending decreased by approximately $14 million due to additional costs associated with the deployment of 700 MHz spectrum and expansion of the wireless network in the third quarter of fiscal 2019. The Company expects the deployment of 700 MHz spectrum to be substantially complete in Ontario by the end of fiscal 2020.

Free cash flow for the quarter of approximately $221 million compared to $174 million in the prior year. The increase was largely due to higher adjusted EBITDA and lower capital expenditures and interest.

Net income for the third quarter of fiscal 2020 of $184 million compared to $227 million in the third quarter of fiscal 2019. The decrease of $43 million was primarily due to a $11 million increase in current income tax expense and a $99 million increase in deferred income tax expense, while the adoption of IFRS 16 did not have a significant impact on net income.

As at the end of May 31, 2020, net debt leverage1 stood at 2.4x compared to its target leverage range of 2.5x to 3.0x, which was updated to reflect the impact of the Company’s adoption and the application of IFRS 16 in fiscal 2020 on its balance sheet. On April 22, 2020, the Company successfully issued $500 million principal amount of 2.90% senior notes due on December 9, 2030. The net proceeds of the offering are being used for working capital and general corporate purposes, which include the repayment of outstanding indebtedness of the Corporation. The Company continues to have ample liquidity, including approximately $650 million of cash on its balance sheet, and remains comfortably in compliance with the covenants of its fully committed and substantially undrawn $1.5 billion credit facility. In April, Shaw announced the suspension of share buybacks under its normal course issuer bid (“NCIB”) program to preserve liquidity considering the COVID-19 environment. In the third quarter and year-to-date period, the Company purchased 1,649,942 and 5,614,672 Class B Non-Voting Participating Shares for cancellation for a total cost of approximately $35 million and $140 million, respectively.

COVID-19 Update

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the third quarter, the Company experienced a reduction in overall wireline and wireless subscriber activity, reduced wireless equipment sales, an improvement in wireless postpaid churn, an increase of approximately 50% in wireline network usage as well as extended peak hours, increased demand for wireless voice services by approximately 25%, a decrease in wireless roaming and overage revenue, a $5 million increase in bad debt expense and the suspension, cancellation, or reduction of Business customer accounts, impacting Business revenue. While the financial impacts from COVID-19 in the third quarter were not material, the situation is still uncertain in terms of its magnitude, outcome and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures or further social distancing restrictions.

We continue to believe our business and facilities-based networks provide critical and essential services to Canadians and will remain resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. The Company confirms that it expects to deliver adjusted EBITDA growth (pre and post IFRS 16) in fiscal 2020 and free cash flow is expected to be substantially in line with previous guidance, which continues to be supportive of the current dividend levels.

Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome and duration of the pandemic, compounded by the commodity price challenges, the current estimates of our operational and financial results which underlie our outlook for fiscal 2020 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results and condition in future periods.

“While the ongoing pandemic has affected certain areas of our business, our team is working hard to mitigate the impacts, while continuing to position Shaw for long-term growth and success. Customers rely on our network and we know that additional investments will be required in the future to keep ahead of usage trends and help preserve Canada as one of the best-connected countries in the world. I remain confident in the strength, resiliency and outlook for our business and believe we are well positioned to capitalize on growth opportunities in a post-COVID environment. I am hopeful that the recent positive steps to re-open will lead to a stronger, more robust economy,” said Brad Shaw.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	These are non-IFRS financial measures. See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.
2	See definitions and discussion of ABPU, ARPU, RGUs and Wireless postpaid churn under “Key Performance Drivers” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2020

July 10, 2020

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated July 10, 2020 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the periods ended May 31, 2020 and the 2019 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2019 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us,” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	the expected number of retail outlets or re-opening of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by any government;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that employee exits will have on Shaw’s business operations;

•	the expected outcome of the total business transformation (“TBT”) initiative and the total savings at completion;

•	the expansion and growth of the Company’s business and operations and other goals and plans; and

•	the expected impact of the ongoing commodity price challenges and the COVID-19 pandemic.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the ongoing presence of the commodity pricing pressure and the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of equipment and devices;

•	content and equipment costs;

•	the completion of proposed transactions;

Shaw Communications Inc.

•	industry structure, conditions and stability;

•	regulation, legislation or other actions by governments or regulators;

•	the implementation of any emergency measures by governments (and its impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•

the TBT initiative yielding the expected results and benefits, including (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers), and (ii) realizing the expected cost savings;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented by any government;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s ability to grow subscribers;

•	the Company’s ability to grow market share;

•	the Company’s ability to close any transactions;

•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;

Shaw Communications Inc.

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•

the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2019 under the heading “Known Events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Shaw Communications Inc.

Non-IFRS and additional GAAP measures

Certain financial measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS financial measures including adjusted EBITDA, adjusted EBITDA margin, free cash flow and the net debt leverage ratio.

Shaw Communications Inc.

Introduction

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the third quarter, the Company experienced the following key impacts related to COVID-19:

•	a reduction in overall wireline and wireless subscriber activity,

•	reduced wireless equipment sales and an improvement in wireless postpaid churn,

•	an increase of approximately 50% in wireline network usage as well as extended peak hours,

•	increased demand for wireless voice services by approximately 25%,

•	a decrease in wireless roaming and overage revenue,

•	customer payments substantially in-line with historical trends,

•	a $5 million increase in bad debt expense, and

•	the suspension or cancellation of Business customer accounts.

While the financial impacts from COVID-19 in the third quarter were not material, the situation remains uncertain in terms of its magnitude, outcome and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures or further social distancing restrictions.

Despite the challenging and uncertain economic environment created by the ongoing impact of the COVID-19 pandemic, our business delivered solid results while demonstrating its resiliency and the critical nature of the connectivity services it provides. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends and colleagues throughout the COVID-19 pandemic.

Through the implementation of our detailed business continuity plan, we transitioned a significant portion of the Company’s employee base to work from home and temporarily closed retail locations across Canada (except for a limited number of street front stores providing urgent customer support). Throughout these challenging circumstances, the Company has continued to serve its customers, quickly adapting to the current environment.

As part of our response to the COVID-19 pandemic, we remain committed and have contributed to the safety and well-being of our team members, customers and communities in the following ways:

•	donated $1 million to support Community Food Centres Canada;

•	provided two months of free internet service to low-income families who are part of the Government of Canada’s ‘Connecting Families’ program;

•	opened Shaw Go Wi-Fi across Western Canada, giving access to the country’s largest Wi-Fi network;

•	provided Freedom Mobile customers with a rate plan of 3GB of Freedom LTE data or less an extra 2GB of data for free;

•	provided all Shaw Cable and Shaw Direct customers free access to several TV channels at no additional cost;

•	confirmed no data caps on our internet plans and not limiting our customers’ internet data use; and

•	provided free digital educational programming for K-12 students via partnership with EVERFI.

Shaw Communications Inc.

As the economy begins to re-open, the Company’s focus continues to be on the safety and health of its employees, the reliability of its facilities-based network and the responsiveness to our customers. We continue to be in constant contact with public safety and government officials at all levels, as well as key suppliers, partners and customers. The Company’s business resumption plan, designed for the gradual and safe re-introduction of employees to the workplace and the re-opening of retail stores, is being implemented in phases as government-imposed restrictions on businesses and individuals are lifted.

As an ongoing risk, the duration and impact of the COVID-19 pandemic is still unknown at this time, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Wireless

As a result of the temporary retail store closures of approximately 90% of Freedom Mobile’s corporate stores, government-imposed border closures, social distancing and stay at home requirements that persisted throughout the quarter, Wireless subscriber activity was muted. In the third quarter, Freedom Mobile experienced a net Wireless RGU loss of approximately 5,500 – 2,200 additional postpaid customers and 7,700 lost prepaid customers – while maintaining its wireless subscriber base at almost 1.8 million customers. The slowdown in customer activity improved third quarter postpaid churn to a record low 0.96%, a reduction of 61-basis points from the second quarter of fiscal 2020 and a reduction of 22-basis points compared to the previous year’s third quarter. As retail locations are able to resume operations, substantially all of Freedom Mobile’s retail stores are now open for business as of June 30, 2020.

While the financial performance of the Wireless segment was strong in the third quarter, showcasing the operating leverage in the business, the Company’s strategy remains to scale the wireless business and continue to grow the subscriber base. Our Big Gig data plans, including the Big Gig Unlimited and Absolute Zero campaigns, continue to attract high quality customers to Freedom Mobile, as reflected in the third quarter year-over-year ABPU and ARPU growth of 5.7% and 2.6%, respectively. Our Wireless service is accessible to more Canadians through over 700 national retail as well as our existing corporate and dealer store network. Therefore, as retail locations continue to re-open, and Canadians begin to revisit their wireless needs, the Company will continue to make the appropriate investments to balance subscriber growth and profitability. Our customers can also continue to order Freedom Mobile services from select dealer locations and national retail partners by phone or through on-line platforms.

Supporting our Wireless revenue growth are the significant investments in our network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in the most efficient way. Wireless network investments to improve the customer experience continued to be a priority, including the deployment of 700 MHz spectrum, which will be substantially complete in Ontario by the end of fiscal 2020.

We continue to make significant progress in our Wireless business and have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we continue to expand and improve our facilities-based wireless network to meet the evolving needs of our customers and continue to fuel Freedom Mobile’s momentum. Our footprint now covers over 18 million people in some of Canada’s largest urban centres, or almost half of the Canadian population.

Shaw Communications Inc.

Wireline

In our Wireline business, we continue to reinforce our status as a technology leader with our BlueCurve, SmartSuite products and introduction of several new Internet products for all needs and budgets, including the introduction of Fibre+ Gig Internet. Fibre+ Gig Internet, the largest deployment of gigabit speeds for residential customers in Western Canada, is available to over 99% of Shaw’s residential customers as a result of the strategic and ongoing investments Shaw has made to its Fibre+ network. Along with Fibre+ Gig Internet, the Company introduced a new line-up of Internet tiers, including an entry-level Internet plan, to give customers a full range of choices depending on their connectivity needs. Our focus remains on the execution and delivery of stable and profitable Wireline results. Through improved customer segmentation, the Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers.

Throughout our digital transformation we have made it easier to interact with our customers and to self-install our services – essential during this period of social distancing and stay at home restrictions. Although subscriber activity was reduced, the Company continues to see an acceleration in the number of customers that elect to self-install, which increased dramatically to approximately 72% in the quarter. Through significant investments and a strong technology roadmap, the Company is well positioned to meet the increasing expectations of its customers as they continue to embrace digital adoption and faster Internet speeds.

Our team is also modernizing several aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want, including the Shaw BlueCurve Gateway (DOCSIS 3.1 modem), Home App and Pods, and we are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. In addition, building on the BlueCurve Gateway modem, the Company has now largely completed the rollout of its IPTV service.

Due to lower new customer activity and promotions primarily related to COVID-19, Consumer Internet RGUs declined by approximately 5,500 Internet customers in the third quarter of fiscal 2020 while the mature Consumer division products, including Video, Satellite and Phone, saw aggregate RGU losses of approximately 42,300. Overall Wireline RGUs declined by approximately 55,300 in the third quarter of fiscal 2020, compared to a loss of approximately 35,200 in the third quarter of fiscal 2019.

Shaw Business revenue of approximately $140 million was in line with the prior year and decreased approximately 2.8% compared to the second quarter of fiscal 2020 as impacted customers temporarily suspended, cancelled or reduced their accounts due to required closures stemming from the COVID-19 pandemic which has particularly affected small and medium sized business customers.

In addition to the impacts from the COVID-19 pandemic, the pressure on commodity prices also presents a risk to our business. The Company generates approximately one-third of its Consumer Wireline segment revenue from Alberta. Approximately 35% of Business revenue comes from Alberta, of which approximately $140 million annually is directly related to the oil and gas and hospitality sectors, both of which will continue to face challenges during these uncertain times.

We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with an enhanced connectivity experience. Now, more than ever, Canadians and businesses alike, are depending on reliable connectivity services to remain in touch with family, friends, colleagues and customers. As we have seen an increase in network traffic, particularly in Wireline, our network performance has been exceptional. It is because of the significant facilities-based investments and strong and capable networks that operators, like Shaw, can continue to provide this critical service and quickly adapt to the changing needs of our customers.

Shaw Communications Inc.

As previously disclosed, beginning September 1, 2019 Wholesale Third Party Internet Access (“TPIA”) Services and Broadcast Services, which were previously reported under Business revenue, are now reported under Consumer.

Fiscal 2020

Our year-to-date operational performance has been solid, and we continue to have significant financial flexibility and liquidity though our balance sheet strength and available credit, including approximately $650 million of cash on hand. At the end of the quarter, net debt leverage1 was 2.4x compared to its target leverage range of 2.5x to 3.0x, which was updated to reflect the impact of the Company’s adoption and the application of IFRS 16 in fiscal 2020 on its balance sheet. In April, the Company successfully issued $500 million principal amount of 2.90% senior notes due December 9, 2030 and suspended share buybacks under its normal course issuer bid (“NCIB”) program to preserve liquidity in light of the COVID-19 environment.

As we continue to monitor and factor in the various assumptions and expected impacts on our business from COVID-19 and the commodity price challenges, we remain confident in our ability to deliver adjusted EBITDA growth (pre and post IFRS 16) in fiscal 2020 and free cash flow is expected to be substantially in line with previous guidance, which continues to be supportive of the current dividend levels.. While the ongoing pandemic has affected certain areas of our business, our team is working hard to mitigate the impacts, while continuing to position Shaw for long-term growth and success.

[1]	Net debt leverage is a non-IFRS financial measure. See definition and discussion under “Non-IFRS and additional GAAP measures.”

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

Fiscal 2020 results are reported in accordance with the newly adopted IFRS 16, Leases (“IFRS 16”). Supplementary information is provided in “Accounting Standards”, reflecting the previous leases policy and the changes from the adoption of the new standard. The adoption of IFRS 16 had a significant effect on our reported results. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the impacted balance sheet accounts as at September 1, 2019.

In conjunction with the adoption of IFRS 16, we also updated certain of our non-IFRS and additional GAAP measures including renaming the previously disclosed “Operating income before restructuring costs and amortization” measure as “adjusted EBITDA” to better align with language used by various stakeholders of the Company. We also amended our free cash flow definition to reflect the impact of IFRS 16 to account for lease payments that are no longer classified as operating expenses under the new standard. See the definitions and discussion under “Non-IFRS and additional GAAP measures” for more details.

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2020	2019	Change %	2020	2019	Change %
Operations:
Revenue	1,312	1,322	(0.8)	4,058	3,990	1.7
Adjusted EBITDA(1)(2)	609	528	15.3	1,797	1,619	11.0
Adjusted EBITDA margin(1)(2)	46.4%	39.9%	16.3	44.3%	40.6%	9.1
Funds flow from continuing operations(3)	541	469	15.4	1,487	1,349	10.2
Free cash flow(1)	221	174	27.0	595	495	20.2
Net income(2)	184	227	(18.9)	513	566	(9.4)
Per share data:
Earnings per share
Basic and diluted	0.35	0.43		0.98	1.09
Weighted average participating shares for basic earnings per share outstanding during period (millions)	513	512		516	510

(1)	These are non-IFRS financial measures. See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”
(3)	Funds flow from continuing operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers—Statistical Measures” in the 2019 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended		Change Nine months ended
	May 31, 2020	August 31, 2019	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Wireline – Consumer
Video – Cable	1,423,509	1,478,371	(21,604)	(24,303)	(54,862)	(77,024)
Video – Satellite	658,027	703,223	(110)	3,134	(45,196)	(35,386)
Internet	1,918,320	1,911,703	(5,103)	6,647	6,617	23,358
Phone	697,372	767,745	(20,648)	(21,517)	(70,373)	(58,390)

Total Consumer	4,697,228	4,861,042	(47,465)	(36,039)	(163,814)	(147,442)

Wireline – Business
Video – Cable	35,832	41,843	(4,854)	(4,301)	(6,011)	(6,020)
Video – Satellite	34,253	35,656	(4,835)	(626)	(1,403)	762
Internet	174,124	173,686	82	427	438	235
Phone	386,975	379,434	1,779	5,368	7,541	19,853

Total Business	631,184	630,619	(7,828)	868	565	14,830

Total Wireline	5,328,412	5,491,661	(55,293)	(35,171)	(163,249)	(132,612)

Wireless
Postpaid	1,437,218	1,313,828	2,236	61,279	123,390	212,016
Prepaid	324,472	344,357	(7,701)	820	(19,885)	(36,519)

Total Wireless	1,761,690	1,658,185	(5,465)	62,099	103,505	175,497

Total Subscribers	7,090,102	7,149,846	(60,758)	26,928	(59,744)	42,885

As a result of temporary retail store closures combined with social distancing requirements related to COVID-19 that persisted throughout the quarter, wireless and wireline subscriber acquisition activity was muted.

In Wireless, the Company lost 5,465 net postpaid and prepaid subscribers in the quarter, consisting of 2,236 postpaid additions offset by 7,701 prepaid losses. The lower net additions reflects the closure of approximately 90% of its corporate locations during the period and management’s focus on serving its existing base of customers. As retail locations are able to resume operations, substantially all of Freedom Mobile’s retail stores are now open for business as of June 30, 2020.

Wireline RGUs decreased by 55,293 compared to a 35,171 RGU loss in the third quarter of fiscal 2019. The current quarter includes declines in Consumer Internet RGUs of 5,103 due to lower new customer activity and promotions primarily related to COVID-19. The mature products within the Consumer division, including Video, Satellite and Phone, declined in the aggregate by 42,362 RGUs.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 0.96% in the third quarter of fiscal 2020 compares to 1.18% in the third quarter of fiscal 2019 and represents a record low for the Company as a result of muted subscriber acquisition activity due to the temporary retail store closures and stay at home requirements that were present throughout the quarter related to COVID-19.

Wireless average billing per subscriber unit (“ABPU”)

Wireless average billing per subscriber per month (“ABPU”) is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $44.27 in the third quarter of fiscal 2020 compares to $41.89 in the third quarter of fiscal 2019, representing an increase of 5.7%. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans, partially offset by reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.94 in the third quarter of fiscal 2020 compares to $37.95 in the third quarter of fiscal 2019, representing an increase of 2.6%. ARPU growth reflects the increased number of wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the quarter due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated third quarter financial results are as follows:

Revenue

Revenue for the third quarter of fiscal 2020 of $1.31 billion decreased $10 million, or 0.8%, from $1.32 billion for the third quarter of fiscal 2019, highlighted by the following:

•

The year-over-year decrease in consolidated revenue included a $12 million, or 1.3%, decrease in the Consumer division as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $3 million, or 1.2%, growth over the third quarter of fiscal 2019 reflecting a $30 million increase in service revenues partially offset by a decrease in equipment revenue of $27 million primarily due to lower subscriber sales and activity in the quarter associated with the temporary closure of a significant number of retail stores.

•

The Business division was essentially flat in comparison to the third quarter of fiscal 2019 as impacted Business customers temporarily reduced, suspended, or cancelled their accounts due to the challenging economic environment facing businesses stemming from the COVID-19 pandemic. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 0.7% year-over-year.

Compared to the second quarter of fiscal 2020, consolidated revenue for the quarter decreased 3.7%, or $51 million. The decrease in revenue over the prior quarter primarily relates to a $55 million decrease in equipment revenue in the Wireless division partially offset by a $5 million increase in service revenue in the Wireless division and higher ABPU (up from $43.84 in the second quarter of fiscal 2020 to $44.27 in the current quarter). Wireline revenue remained comparable quarter-over-quarter. ARPU increased quarter-over-quarter (up from $38.45 in the second quarter of fiscal 2020 to $38.94 in the current quarter) mainly as a result of the increased number of wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the quarter due to less travel and roaming outside of the Freedom network resulting from the impact of the COVID-19 pandemic.

Revenue for the nine-month period ended May 31, 2020 of $4.06 billion increased $68 million, or 1.7%, from $3.99 billion for the comparable period in fiscal 2019.

•

The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $872 million, an increase of $106 million, or 13.8%, compared to the comparable nine-month period of fiscal 2019.

•	The Business division contributed $11 million, or 2.6%, to the consolidated revenue improvements for the nine-month period driven primarily by customer growth.

•

Consumer division revenues decreased $47 million, or 1.7%, compared to the comparable nine-month period of fiscal 2019 as growth in Internet revenues were more than fully offset by declines in mature products, including Video, Satellite and Phone subscribers and revenues.

Shaw Communications Inc.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of fiscal 2020 of $609 million increased by $81 million, or 15.3%, from $528 million for the third quarter of fiscal 2019, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $48 million, or 90.6%, reflects an increase in underlying performance of $30 million, or 56.6%, and an increase of $18 million, or 34.0%, relating to the impact of the adoption of IFRS 16.

•

The year-over-year increase in the Wireline division of $33 million, or 6.9%, reflects a $20 million, or 4.2%, improvement due to the impact of the adoption of IFRS 16 while underlying performance increased $13 million, or 2.7%, primarily due to the impact of a $15 million payment to address certain intellectual property (“IP”) licensing matters in the prior year quarter.

Adjusted EBITDA margin for the third quarter of 46.4% increased 650-basis points compared to 39.9% in the third quarter of fiscal 2019. Excluding the impact of IFRS 16, adjusted EBITDA margin of 43.5% would have increased 360-basis points in comparison.

Compared to the second quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $9 million, or 1.5%, primarily due to a $20 million increase in the Wireless division as a result of higher service revenues and an increase in margins due to lower equipment sales. This was partially offset by an $11 million decrease in the Wireline division which includes an increased bad debt provision of approximately $5 million reflecting the uncertainty associated with the elevated unemployment levels and Business customer impacts.

For the nine-month period ended May 31, 2020, adjusted EBITDA of $1.8 billion increased $178 million, or 11.0%, from $1.6 billion for the comparable prior year period.

•

Wireless adjusted EBITDA for the nine-month period increased $106 million, or 72.1%, over the comparable period and reflects an increase in underlying performance of $50 million, or 34.0%, and an increase of $56 million, or 38.1%, relating to the impact of the adoption of IFRS 16.

•

Wireline adjusted EBITDA for the nine-month period increased $72 million, or 4.9%, over the comparable period and reflects an increase of $62 million, or 4.2%, relating to the impact of the adoption of IFRS 16 while the underlying performance was comparable with the prior year, excluding the impact of a $15 million payment to address certain IP licensing matters in the prior year quarter.

Free cash flow

Free cash flow for the third quarter of fiscal 2020 of $221 million increased $47 million from $174 million in the third quarter of fiscal 2019, mainly due to a $12 million decrease in capital expenditures, lower interest on debt and higher adjusted EBITDA partially offset by an $11 million increase in cash taxes. The $81 million increase in adjusted EBITDA was partially offset by the $25 million increase in payments relating to lease liabilities and the additional $11 million in interest on lease liabilities recorded in the quarter, all of which reflect the impact of the adoption of IFRS 16.

Shaw Communications Inc.

Net income (loss)

Net income of $184 million and $513 million for the three and nine months ended May 31, 2020, respectively, compared to a net income of $227 million and $566 million for the same periods in fiscal 2019. The changes in net income are outlined in the following table:

	May 31, 2020 net income compared to:
	Three months ended		Nine months ended
(millions of Canadian dollars)	February 29, 2020	May 31, 2019	May 31, 2019
Increased adjusted EBITDA(1)(2)	9	81	178
Increased restructuring costs	(14)	(14)	(13)
Decreased (increased) amortization (2)	(1)	(38)	(117)
Change in net other costs and revenue(2)(3)	27	38	(14)
Decreased income taxes	(4)	(110)	(87)

	17	(43)	(53)

(1)	Adjusted EBITDA is a non-IFRS financial measure. See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

During the third quarter of fiscal 2020, the Company restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. In connection with the restructuring, the Company recorded costs of $14 million, primarily related to severance and employee related costs.

Shaw Communications Inc.

Outlook

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the third quarter, the Company experienced a reduction in overall wireline and wireless subscriber activity, reduced wireless equipment sales, an improvement in wireless postpaid churn, an increase of approximately 50% in wireline network usage as well as extended peak hours, increased demand for wireless voice services by approximately 25%, a decrease in wireless roaming and overage revenue, a $5 million increase in bad debt expense and the suspension or cancellation of Business customer accounts, impacting Business revenue.

While the financial impacts from COVID-19 in the third quarter were not material, the situation is still uncertain in terms of its magnitude, outcome and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting and the ability to pay their bills, due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures or further social distancing restrictions. In addition to the COVID-19 pandemic, the pressure on commodity prices also presents a risk to our business. The Company generates approximately one-third of its Consumer Wireline segment revenue from Alberta. Approximately 35% of Business revenue comes from Alberta, of which approximately $140 million annually is directly related to the oil and gas and hospitality sectors, both of which will continue to face challenges during these uncertain times.

We continue to believe our business and facilities-based networks provide critical and essential services to Canadians and will remain resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. The Company confirms that it expects to deliver adjusted EBITDA growth (pre and post IFRS 16) in fiscal 2020 and free cash flow is expected to be substantially in line with previous guidance, which continues to be supportive of the current dividend levels.

Considering the ongoing presence of COVID-19, the speed in which it develops and/or changes, and the continued uncertainty of the magnitude, outcome and duration of the pandemic, compounded by the commodity price challenges, the current estimates of our operational and financial results which underlie our outlook for fiscal 2020 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results and condition in future periods.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to revenue, net income or any other measure of performance required by IFRS.

Shaw Communications Inc.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) (previously referred to as “Operating income before restructuring costs and amortization”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Adjusted EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	2020	2019
Net income(1)	184	227	513	566
Add back (deduct):
Restructuring costs	14	—	14	1
Amortization:
Deferred equipment revenue	(4)	(5)	(13)	(16)
Deferred equipment costs	16	21	51	66
Property, plant and equipment, intangibles and other(1)	290	247	867	738
Amortization of financing costs – long-term debt	—	1	2	2
Interest expense	67	62	206	192
Equity income (loss) of an associate or joint venture	—	(20)	—	(46)
Loss on disposal of an associate or joint venture	—	109	—	109
Other gains (losses)	(7)	(53)	15	(48)
Current income tax expense	19	8	78	85
Deferred income tax expense (recovery)	30	(69)	64	(30)

Adjusted EBITDA	609	528	1,797	1,619

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

Adjusted EBITDA margin

Adjusted EBITDA margin (previously referred to as “Operating margin”) is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business. Adjusted EBITDA margin has no directly comparable IFRS financial measure.

	Three months ended May 31,			Nine months ended May 31,
	2020	2019	Change %(1)	2020	2019	Change %(1)
Wireline	47.8%	44.2%	8.2	48.4%	45.6%	6.1
Wireless	40.1%	21.3%	88.3	29.0%	19.2%	51.0

Combined Wireline and Wireless	46.4%	39.9%	16.3	44.3%	40.6%	9.1

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

Shaw Communications Inc.

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

In conjunction with the adoption of IFRS 16, we have amended our definition of free cash flow to remove the increase to adjusted EBITDA attributable to IFRS 16 to ensure a consistent focus on free cash flow generation.

Free cash flow is comprised of adjusted EBITDA, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities and payments relating to lease liabilities, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Revenue
Consumer	923	935	(1.3)	2,766	2,813	(1.7)
Business	140	140	—	427	416	2.6

Wireline	1,063	1,075	(1.1)	3,193	3,229	(1.1)
Service	206	176	17.0	604	508	18.9
Equipment	46	73	(37.0)	268	258	3.9

Wireless	252	249	1.2	872	766	13.8

	1,315	1,324	(0.7)	4,065	3,995	1.8
Intersegment eliminations	(3)	(2)	50.0	(7)	(5)	40.0

	1,312	1,322	(0.8)	4,058	3,990	1.7

Adjusted EBITDA(1)(3)
Wireline	508	475	6.9	1,544	1,472	4.9
Wireless	101	53	90.6	253	147	72.1

	609	528	15.3	1,797	1,619	11.0

Capital expenditures and equipment costs (net):(2)
Wireline	195	193	1.0	623	593	5.1
Wireless	73	87	(16.1)	181	237	(23.6)

	268	280	(4.3)	804	830	(3.1)

Free cash flow(1) before the following	341	248	37.5	993	789	25.9
Less:
Interest on debt	(54)	(60)	(10.0)	(168)	(190)	(11.6)
Interest on lease liabilities(3)	(11)	—	>(100.0)	(33)	—	>(100.0)
Cash taxes	(30)	(19)	57.9	(113)	(119)	(5.0)
Lease payments relating to lease liabilities(3)	(25)	—	>(100.0)	(82)	—	>(100.0)
Other adjustments:
Dividends from equity accounted associates	—	5	(100.0)	—	10	(100.0)
Non-cash share-based compensation	—	—	—	1	2	(50.0)
Pension adjustment	3	3	—	4	9	(55.6)
Customer equipment financing	—	—	—	—	1	(100.0)
Preferred share dividends	(3)	(3)	—	(7)	(7)	—

Free cash flow(1)	221	174	27.0	595	495	20.2

(1)	These are non-IFRS financial measures. See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 3 to the unaudited interim consolidated financial statements.
(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Consumer(1)	923	935	(1.3)	2,766	2,813	(1.7)
Business(1)	140	140	—	427	416	2.6

Wireline revenue	1,063	1,075	(1.1)	3,193	3,229	(1.1)
Adjusted EBITDA(2)(3)	508	475	6.9	1,544	1,472	4.9

Adjusted EBITDA margin(2)(3)	47.8%	44.2%	8.2	48.4%	45.6%	6.1

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division, are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”
(3)	These are non-IFRS financial measures. See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the third quarter of fiscal 2020, Wireline RGUs decreased by 55,293 compared to a 35,171 RGU loss in the third quarter of fiscal 2019. The current quarter includes declines in Consumer Internet RGUs of 5,103 due to lower new customer activity and promotions primarily related to COVID-19. The mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 42,362 RGUs.

Revenue highlights include:

•

Consumer revenue for the third quarter of fiscal 2020 decreased by $12 million, or 1.3%, compared to the third quarter of fiscal 2019 as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the second quarter of fiscal 2020, the current quarter revenue increased by $4 million, or 0.4%.

•

Business revenue of $140 million for the third quarter of fiscal 2020 was flat compared to the third quarter of fiscal 2019, as impacted Business customers temporarily suspended, reduced or cancelled their accounts due to the challenging economic environment facing businesses stemming from the COVID-19 pandemic. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 0.7% year-over-year.

•	As compared to the second quarter of fiscal 2020, the current quarter revenue decreased $4 million, or 2.8%.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the third quarter of fiscal 2020 of $508 million increased 6.9%, or $33 million from $475 million in the third quarter of fiscal 2019. The increase primarily reflects the impact of the adoption of IFRS 16, which contributed $20 million, or 4.2%, to the increase while underlying performance increased $13 million, or 2.7%, primarily due to the impact of a $15 million payment to address certain IP licensing matters in the prior year quarter.

•	As compared to the second quarter of fiscal 2020, Wireline adjusted EBITDA for the current quarter decreased by $11 million, or 2.1%.

Shaw Communications Inc.

Wireless

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Service	206	176	17.0	604	508	18.9
Equipment and other	46	73	(37.0)	268	258	3.9

Wireless revenue	252	249	1.2	872	766	13.8
Adjusted EBITDA(1)(2)	101	53	90.6	253	147	72.1

Adjusted EBITDA margin(1)(2)	40.1%	21.3%	88.3	29.0%	19.2%	51.0

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”
(2)	These are non-IFRS measures. See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division lost 5,465 RGUs in the third quarter of fiscal 2020 as compared to a gain of 62,099 RGUs in the third quarter of fiscal 2019. The net RGU losses in the quarter consisted of 2,236 postpaid additions offset by 7,701 prepaid losses. The lower net additions reflects the closure of approximately 90% of its corporate locations during the period and management’s focus on serving its existing base of customers. As retail locations are able to resume operations, substantially all of Freedom Mobile’s retail stores are now open for business as of June 30, 2020.

Revenue highlights include:

•

Revenue of $252 million for the third quarter of fiscal 2020 increased $3 million or 1.2% over the third quarter of fiscal 2019. The increase was driven mainly by higher service revenues which contributed an incremental $30 million or 17.0% to consolidated revenue primarily due to higher postpaid RGUs and a 5.7% and 2.6% year-over-year increase in ABPU to $44.27 and ARPU to $38.94, respectively, reflecting the increased number of wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the quarter due to less travel and roaming outside of the Freedom network resulting from the impact of the COVID-19 pandemic. Equipment revenue decreased $27 million or 37.0% over the previous year due to lower subscriber activations.

•

As compared to the second quarter of fiscal 2020, the current quarter revenue decreased $50 million or 16.6% due to lower equipment sales of $55 million partially offset by $5 million in higher service revenues, while ABPU increased by $0.43 or 1.0% (ABPU of $43.84 in the second quarter of fiscal 2020), and ARPU increased by $0.49 or 1.3% (ARPU of $38.45 in the second quarter of fiscal 2020).

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $101 million for the third quarter of fiscal 2020 improved by $48 million, or 90.6% over the third quarter of fiscal 2019. The increase reflects the impact of the adoption of IFRS 16, which contributed $18 million, or 34.0%, to the increase while the remaining increase was mainly due to postpaid RGU growth, an increase in margins due to lower equipment sales and lower acquisition related costs, and continued ARPU growth of 2.6% in the quarter.

•

As compared to the second quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $20 million or 24.7%, mainly as a result of higher service revenues and an increase in margins due to lower equipment sales and lower acquisition related costs.

Shaw Communications Inc.

Capital expenditures and equipment

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Wireline
New housing development	31	36	(13.9)	97	99	(2.0)
Success-based	57	64	(10.9)	185	190	(2.6)
Upgrades and enhancements	81	98	(17.3)	244	256	(4.7)
Replacement	6	7	(14.3)	21	19	10.5
Building and other	20	(12)	>(100.0)	76	29	>100.0

Total as per Note 3 to the unaudited interim consolidated financial statements	195	193	1.0	623	593	5.1

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	73	87	(16.1)	181	237	(23.6)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	268	280	(4.3)	804	830	(3.1)

In the third quarter of fiscal 2020, capital investment of $268 million decreased $12 million from the comparable period in fiscal 2019. Total Wireline capital spending of $195 million was comparable to the prior year period. Wireless spending decreased by approximately $14 million year-over-year primarily due to the timing of expenditures and lower planned investment in the quarter.

Wireline highlights include:

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $87 million, a $18 million, or 17.1%, decrease over the prior year driven by lower planned Wireline spend on system network infrastructure for the period.

•	Investments in new housing development were $31 million, a $5 million, or 13.9%, decrease over the prior year.

•	Success-based capital for the quarter of $57 million was $7 million lower than the third quarter of fiscal 2019 primarily due to lower equipment purchases in the period.

•

Investments in buildings and other in the amount of $20 million was $32 million higher year-over year primarily related to higher corporate related costs in the current period as well as the impact of proceeds on disposal of corporate assets received in the comparable period.

Wireless highlights include:

•

Capital investment of $73 million in the third quarter decreased relative to the third quarter of fiscal 2019 by $14 million, primarily due to the planned decrease in Wireless spending in the current year. In fiscal 2020, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, including the billing system and digital transformation projects.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Adjusted EBITDA(2)	Net income (loss) attributable to equity shareholders	Net income (loss)(3)	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2020
Third(1)	1,312	609	184	184	0.35
Second(1)	1,363	600	167	167	0.32
First(1)	1,383	588	162	162	0.31
2019
Fourth	1,349	534	165	165	0.31
Third	1,322	528	226	228	0.44
Second	1,315	548	154	154	0.30
First	1,354	544	186	186	0.36
2018
Fourth	1,326	556	196	196	0.38

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2018 and Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”
(2)	Adjusted EBITDA is a non-IFRS financial measure. See definition and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Net income attributable to both equity shareholders and non-controlling interests

F20 Q3 vs F20 Q2	In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains/losses, which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1	In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4	In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

F19 Q4 vs F19 Q3	In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

Shaw Communications Inc.

F19 Q3 vs F19 Q2	In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

F19 Q2 vs F19 Q1	In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $10 million compared to the fourth quarter of fiscal 2018 mainly due to a $12 million decrease in adjusted EBITDA and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licences in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the nine months ended May 31, 2020, no additional restructuring charges related to the Company’s TBT initiative have been recorded, although a total of $437 million has been recorded since the beginning of the program in March 2018, of which $422 million has been paid up to and including May 31, 2020.

As a first step in the TBT, the VDP was offered to eligible employees in the third quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees at that time. In fiscal 2019, approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date.

In the third quarter of fiscal 2020, approximately 190 employees exited the Company, bringing the total number of employees who have departed under the VDP to approximately 3,140 employees or 100% of the eligible employees that accepted the VDP package. On March 5, 2020, the Company announced the substantial completion of the TBT initiative.

During the third quarter of fiscal 2020, the Company restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. In connection with the restructuring, the Company recorded costs of $14 million, primarily related to severance and employee related costs.

Shaw Communications Inc.

Amortization

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Amortization revenue (expense)
Deferred equipment revenue	4	5	(20)	13	16	(18.8)
Deferred equipment costs	(16)	(21)	(23.8)	(51)	(66)	(22.7)
Property, plant and equipment, intangibles and other(1)	(290)	(247)	17.4	(867)	(738)	17.5

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

Amortization of property, plant and equipment, intangibles and other increased 17.4% and 17.5% for the three and nine months ended May 31, 2020. The increase in amortization reflects the impact of the adoption of IFRS 16 which resulted in an additional $34 million and $104 million, respectively, in amortization related to the newly recognized right of use assets as well as the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Amortization of financing costs – long-term debt	—	1	100.0	2	2	—
Interest expense(1)	67	62	8.1	206	192	7.3

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

Interest expense for the three and nine months ended May 31, 2020, reflects the impact of the adoption of IFRS 16, which resulted in an additional $11 million and $33 million, respectively, in interest expense related to lease liabilities, fully and partially offset, respectively, by the lower average outstanding debt balances in the period.

Equity income of an associate

For the three and nine months ended May 31, 2020, the Company recorded equity income of $nil, compared to equity income of $20 million and $46 million for the comparable periods which related to its equity interest in Corus. The Company disposed of 100% of its equity interest in Corus on May 31, 2019.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current quarter, this amount also includes a $6 million insurance claim recovery.

Income taxes

Income taxes are higher in the quarter compared to the third quarter of fiscal 2019 due mainly to the decrease in applicable tax rates recognized in fiscal 2019, resulting from the Alberta statutory tax rate reductions.

Shaw Communications Inc.

Financial position

Effective September 1, 2019, the Company adopted IFRS 16 and IFRIC 23 and has not restated comparatives for fiscal 2019. For the purposes of this analysis, the Company will therefore use September 1, 2019 figures for comparative purposes. See “Accounting Standards” for more information.

Total assets were $16.1 billion at May 31, 2020, compared to $17.0 billion at September 1, 2019. The following is a discussion of significant changes in the consolidated statement of financial position since September 1, 2019.

Current assets decreased $806 million primarily due to decreases in cash of $795 million, accounts receivables of $16 million, inventories of $4 million and other current assets of $11 million. These decreases were partially offset by an increase in current portion of contract assets of $20 million. Cash decreased primarily due to the repayment of $2.05 billion of senior notes offset by the issuance of senior notes totaling $1.30 billion and other financing activities as well as cash outlays for investing activities partially offset by funds flow from continuing operations. Refer to “Liquidity and capital resources” for more information.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $55 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities decreased $1.32 billion during the period primarily due to a decrease in the current portion of long-term debt of $1.25 billion due to the repayment of senior notes in October 2019, a decrease in accounts payable and accrued liabilities of $118 million, a decrease in current provisions of $118 million, a decrease in income taxes payable of $37 million and a $15 million decrease in the current portion of contract liabilities. This was partially offset by an increase in short-term borrowings of $210 million.

Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $437 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $422 million has been paid, $15 million is included in current provisions and $nil is included in long-term provisions.

Short-term borrowings increased due to the draw of an additional $160 million under the Company’s accounts receivable securitization program as well as a draw of $50 million on the Company’s $1.5 billion credit facility.

Shareholders’ equity decreased $14 million mainly due to a decrease in retained earnings. Retained earnings decreased as the current period income of $513 million was more than fully offset by dividends of $463 million and shares repurchased under the NCIB program of $91 million. Share capital decreased $6 million due to the impact of 5,614,672 shares that were repurchased under the terms of the Company’s NCIB program which was partially offset by the issuance of 1,705,727 Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) under the Company’s stock option plan and Dividend Reinvestment Plan (“DRIP”). Accumulated other comprehensive loss decreased $35 million due to the re-measurement recorded on employee benefit plans.

Shaw Communications Inc.

As at June 30, 2020, there were 490,523,083 Class B Non-Voting Shares, 10,012,393 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A, 1,987,607 Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B and 22,372,064 Class A Participating Shares issued and outstanding. As at June 30, 2020, 7,559,030 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the nine-month period ended May 31, 2020, the Company generated $595 million of free cash flow. Shaw used its free cash flow along with cash of $1.4 billion, $160 million net proceeds from its accounts receivable securitization program, $50 million in cash draws under its credit facility, and proceeds from the issuance of Class B Non-Voting Shares of $6 million to fund the net working capital change of $115 million, pay common share dividends of $426 million, repay at maturity $1.25 billion 5.65% senior notes, repurchase $140 million in shares under the Company’s NCIB program, and pay $138 million in restructuring costs.

Debt structure and financial policy

The Company issued Class B Non-Voting Shares from treasury under its DRIP and incremental Class B Non-Voting Shares of $37 million during the nine-month period ending May 31, 2020. On October 25, 2019, and in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were first applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at May 31, 2020, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at May 31, 2020). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at May 31, 2020, the net debt leverage ratio for the Company was 2.4x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be optimal leverage for the Company in the current environment. This target was updated from 2.0x to 2.5x in November 2019 based on the expected impact of IFRS 16. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	May 31, 2020	August 31, 2019(3)
Short-term borrowings	250	40
Current portion of long-term debt	1	1,251
Current portion of lease liabilities	112	—
Long-term debt	4,546	4,057
Lease liabilities	1,168	—
50% of outstanding preferred shares	147	147
Cash	(651)	(1,446)

(A) Net debt(2)	5,573	4,049

Adjusted EBITDA(2)	2,331	2,154
Corus dividends	—	10

(B) Adjusted EBITDA(2) including Corus dividends	2,331	2,164

(A/B) Net debt leverage ratio	2.4x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “Accounting Standards.”

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a NCIB program. The NCIB program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares representing 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 18, 2019.

During the nine months ended May 31, 2020, the Company has purchased 5,614,672 Class B Non-Voting Shares for cancellation for a total cost of approximately $140 million under the NCIB program. The Company suspended share repurchases under its NCIB program in April 2020.

On October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes at maturity with cash on hand.

On December 12, 2019, the Company drew an additional $80 million under its accounts receivable securitization program, bringing the total amount drawn under the program to $200 million. The program is now fully drawn.

On December 9, 2019, the Company issued $800 million of senior notes, comprised of $500 million principal amount of 3.30% senior notes due 2029 and $300 million principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792 million, along with cash on hand, were used to fund the redemption of the $500 million principal amount of 5.50% senior notes due 2020 and the $300 million principal amount of 3.15% senior notes due 2021 as noted below.

On December 24, 2019, the Company redeemed the $500 million principal amount of 5.50% senior notes due December 7, 2020 and the $300 million principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 million and accrued interest of $5 million. The Company has no senior note maturities until November 2023.

On April 22, 2020, the Company issued $500 million principal amount of 2.90% senior notes due December 9, 2030.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at May 31, 2020	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.79:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.37:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at May 31, 2020, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

As at May 31, 2020, the Company had $651 million of cash on hand and had drawn $50 million under its $1.5 billion bank credit facility.

Cash Flow

Operating Activities

	Three months ended			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %
Funds flow from continuing operations	541	469	15.4	1,487	1,349	10.2
Net change in non-cash balances related to operations	47	(37)	>100.0	(199)	(216)	7.9

	588	432	36.1	1,288	1,133	13.7

For the three months ended May 31, 2020, funds flow from continuing operations increased over the comparable period in fiscal 2019 primarily due to an increase in the funds flow from operations which reflects the impact of the adoption of IFRS 16 where payments related to lease liabilities are reflected under financing activities for the current period and an increase in the net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended			Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	Increase	2020	2019	Increase
Cash used in investing activities	(261)	(202)	59	(865)	(814)	51

For the three months ended May 31, 2020, the cash used in investing activities increased over the comparable period in fiscal 2019 due primarily to the $526 million of net proceeds received on the disposal of the Company’s equity investment in Corus in the prior period, partially offset by the acquisition of spectrum of $492 million, in the same period.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	2020	2019
Increase/(decrease) in short-term borrowings	(5)	—	210	—
Issuance of long-term debt	500	—	1,300	1,000
Repayment of long-term debt	—	—	(2,068)	—
Bank facility and long-term debt costs	(4)	—	(14)	(9)
Payment of lease liabilities	(25)	—	(82)	—
Issue of Class B Non-Voting Shares	1	10	6	33
Purchase of Class B Non-Voting Shares for cancellation	(35)	—	(140)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(152)	(97)	(421)	(292)
Dividends paid on Preferred Shares	(3)	(3)	(7)	(7)
Payment of distributions to non-controlling interests	—	—	(2)	—
Other	—	(1)	—	(1)

	277	(91)	(1,218)	724

The increase in the payment of lease liabilities for the three months ended May 31, 2020 reflects the impact of the adoption of IFRS 16 in the current year with these outflows reflected in operating activities in fiscal 2019. See “Accounting standards” for further detail.

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2019 and May 31, 2020.

Accounting standards

The MD&A included in the Company’s August 31, 2019 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2019. The unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a)	New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

Shaw Communications Inc.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and on a lease-by-lease basis, respectively, in the future.

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16. The Company is currently assessing the impact of this interpretation on its financial statements.

There was no significant impact for contracts in which we are the lessor.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

Shaw Communications Inc.

b)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 were $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

c)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Shaw Communications Inc.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If we obtain ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2019 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

There has been no material change in the Company’s transactions with related parties between August 31, 2019 and May 31, 2020.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2019 and May 31, 2020. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2019 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s MD&A for the year ended August 31, 2019 under “Certification.” Other than the items described below, there have been no changes in the Company’s ICFR in fiscal 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2019, the Company adopted IFRS 16 Leases and implemented a new lease accounting system that enabled it to comply with the IFRS 16 requirements. As a result, certain additions and modifications have been made to the Company’s ICFR. Notably, the Company has:

•	updated its policies and procedures related to leases; and

•	implemented controls surrounding the recently implemented lease accounting system to ensure the inputs, processes and outputs are accurate.

We continue to review the design of these controls and do not expect significant changes to our ICFR due to the adoption of the new standard in fiscal 2020.

In response to the COVID-19 pandemic, several social distancing measures taken by the Company and third parties are reasonably likely to impact the design and performance of internal controls at the Company and its service organizations if such measures remain in place for an extended period of time. The Company will continue to monitor and mitigate the risks associated with changes to its control environment in response to COVID-19.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2019 under “Known Events, Trends, Risks and Uncertainties.” The following is a list of the significant risk and uncertainties since that date.

Coronavirus (COVID-19)

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to contain the spread of the virus. These measures, which include the implementation of border closures, travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused material disruption to businesses in Canada and globally which has resulted in an uncertain and challenging economic environment.

Global debt and equity capital markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

As an ongoing risk, the duration, impact and resurgence of the COVID-19 pandemic is unknown at this time, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Shaw Communications Inc.

The following risks and uncertainties disclosed in our August 31, 2019 MD&A could be particularly exacerbated by extraordinary externalities such as the COVID-19 pandemic and the commodity price challenges, including risks described under “Impact of Regulation,” “Customer Experience,” “Network Failure,” “Information Systems and Internal Business Processes,” “Cybersecurity Risks,” “Reliance on Suppliers and Third Party Service Providers,” “Economic Conditions” and “Interest Rates, Foreign Exchange and Capital Markets.” Such risks include, but are not limited to:

(a)

uncertainty associated with the costs and availability of resources required to provide the appropriate/required levels of service to our customers through our on-line platforms, self-help and self-install programs;

(b)

a material reduction in demand for, or profitability of, our products or services, acceleration in cord cutting or cord shaving by our customers, or increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

(c)

issues delivering the Company’s products and services due to illness, Company or government imposed isolation programs, restrictions on the movement of personnel, retail store closures/re-openings and supply chain disruptions;

(d)

significant additional capital expenditures and the availability of resources required to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage while large numbers of our customers continue working from home;

(e)	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects on time and budget;

(f)

significant lost revenue in our Shaw Business segment due to the significant economic challenges that our enterprise, small and medium sized business customers are facing due to the impact of the COVID-19 pandemic and oil price challenges;

(g)	the impact of additional legislation, regulation and other government interventions in response to the COVID-19 pandemic;

(h)	the negative impact on global debt and equity capital markets, including the trading price of the Company’s securities;

(i)	the ability to access capital markets at a reasonable cost; and

(j)	the potential impairment of long-lived assets.

Any of these risks, and others, could have a material adverse effect on our business, operations, capital resources and/or financial results of operations.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. We called into action our robust business continuity plan in the early stages of this crisis to restrict business travel, enable a significant portion of our employee base to work from the safety of their own homes and temporarily close retail locations nationally (with the exception of a limited number of street front stores that remain open to provide urgent customer support).

As the economy begins to re-open, the Company’s focus continues to be on the safety and health of its employees, the reliability of its facilities-based network and the responsiveness to our customers. The Company’s business resumption plan, designed to effect the gradual and safe re-introduction of employees to the workplace and the re-opening of retail stores, is being implemented in phases as government-imposed

Shaw Communications Inc.

restrictions on businesses and individuals are lifted. In order to address the health and safety of its employees returning to work, the Company has put in place many new protocols, including enhanced cleaning measures, sanitization stations and daily health and wellness self-assessments. The Company is updating employees on a frequent basis to provide information on the situation and on necessary precautions to take. We will continue to have an open dialogue with public safety and government officials at all levels, as well as key suppliers, partners and customers.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2019 for a discussion of the significant regulations that affected our operations as of November 27, 2019. The following is a list of the significant regulatory developments since that date.

Broadcasting Act

Licensing and Ownership

On August 31, 2018, the Company submitted renewal applications for its Direct-to-Home Undertaking and its Satellite Relay Distribution Undertaking licences. On November 29, 2019, the Canadian Radio-television and Telecommunications Commission’s (“CRTC” or “Commission”) renewed both licences for 7-year terms ending on August 31, 2026.

Legislative Changes and Other Government Actions

On December 13, 2019, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed to:

•	“modernize the Broadcasting Act and Telecommunications Act, examining how best to support Canadian content in English and French […]”; and

•

“introduce legislation by the end of 2020 that will take appropriate measures to ensure that all content providers, including internet giants, offer meaningful levels of Canadian content in their catalogues, contribute to the creation of Canadian content in both Official Languages, promote this content and make it easily accessible on their platforms.”

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review (“BTLR”) Panel released its final report to the Federal Government, including recommendations for modernizing Canada’s Broadcasting Act, Telecommunications Act and Radiocommunication Act. With respect to the Broadcasting Act, the BTLR Panel recommended maintaining the existing 5% levy on the broadcast distribution undertakings’, or BDUs’, revenues to support the production of Canadian content, while introducing an expanded regulatory regime, in which, inter alia, new categories of online digital media offerings would become subject to regulatory obligations and Canadian contribution requirements. Although the BTLR was initiated and the BTLR Panel was instituted by the Federal Government, the BTLR Panel was independent of the Federal Government and its recommendations may or may not be reflected in any legislative reform undertaken pursuant to the Ministerial mandates.

The fulfillment of the foregoing Ministerial mandates, the implementation of the BTLR recommendations or other changes to Canada’s broadcasting system could lead to legislative changes and the introduction of new regulatory measures that may result in new costs and fees payable by the Company in connection with its provision of digital media services, new competition in the provision of broadcasting distribution services and/or negative impacts to the Company’s revenues from broadcasting.

Shaw Communications Inc.

CRTC Part 1 Application regarding the validity of the Broadcasting Distribution Regulations’ (“Regulations”) Distant Signal Provisions

On February 21, 2020, the Commission posted an application by Rogers Media Inc. (“RMI”), in which RMI is asking the Commission to enforce ss. 21 and 49 of the Regulations, which purport to grant broadcasters the right to authorize or withhold rights with respect to the retransmission of their distant signals by BDUs (known as “retransmission consent rights”). If the Commission were to grant RMI’s request, or initiate other proceedings to consider how to empower Canadian broadcasters to block the distant signals or programming therein or increase their own revenue in connection with the retransmission of those signals, it could result in significant fees being payable by the Company to broadcasters and could lead to the takedown or black-out of such signals. In addition, any such action taken by the CRTC could create similar demands by non-Canadian broadcasters. Any such impacts or demands could significantly impact the Company’s costs and negatively impact the Company’s revenues.

Telecommunications Act

Legislative Changes

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 13, 2019, to “modernize the Broadcasting Act and Telecommunications Act [as noted above], examining how best to […] ensure quality affordable internet, mobile and media access.” The Minister of Innovation, Science and Industry was also directed to reduce mobile prices by 25% within two years, and failing that, to further expand mobile virtual network operators (“MVNOs”) in Canada and the Commission’s mandate on affordable pricing. In accordance with this mandate, on March 5, 2020, the Minister of Innovation, Science and Industry announced the expectation that the national carriers (Bell, Rogers and TELUS) reduce their prices for mid-range data plans (2-6 GB) by 25% over the next two years, and indicated that if “these targets are not met within two years, the Federal Government will take action with other regulatory tools to further increase competition and help reduce prices.”

In the BTLR Panel’s final report, issued on January 29, 2020, the Panel made recommendations that may lead to increased regulatory oversight of retail and wholesale telecommunications services with an emphasis on affordable access to advanced networks. If adopted, the BTLR Panel’s recommendations could result in new regulatory obligations applicable to the Company’s wireless or wireline services. Other recommendations may benefit the Company, including increased CRTC oversight of access to provincial and municipal support structure and passive infrastructure.

Implementation of the foregoing Ministerial mandates, whether or not in reliance upon the recommendations of the BTLR Panel, could result in: the introduction of new regulatory measures that negatively impact the business practices of the Company and our ability to serve customers and related costs; and/or negative impacts on the Company’s revenues and competitiveness in the wireless and wireline market.

CRTC Mobile Wireless Review

In February 2020, the CRTC held an oral hearing in its review of the regulatory framework for mobile wireless services. In this proceeding, the Commission is reviewing competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for MVNOs. The current deadline to file final submissions is July 15, 2020. The CRTC’s determinations in this proceeding could negatively impact the Company’s revenues, growth prospects and operational flexibility.

Shaw Communications Inc.

CRTC Review of Barriers to Broadband Deployment

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s revenues.

CRTC Third Party Internet Access Regime

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set the Company’s final wholesale high-speed access (“HSA”) service rates. The final rates are significantly lower than the interim rates set in October 2016, and are retroactive to January 31, 2017. On December 13, 2019, the Company, jointly with other cable companies (the “Cable Carriers”) filed an application with the CRTC to review and vary the rate-setting methodology and the resulting rates, as well as the requirement to make retroactive payments. The Cable Carriers have also challenged the Order pursuant to a Petition to the Federal Cabinet and appeal to the Federal Court of Appeal (“FCA”) (see pages 31-32 of the Company’s MD&A for the year ended August 31, 2019 for further details). The deadline for the Federal Cabinet to issue a decision regarding the Petition is August 15, 2020. The Cable Carriers’ appeal was heard by the FCA on June 25-26, 2020.

Any of the following developments could significantly reduce the amount that the Company can charge for aggregated wholesale HSA service and negatively impact the Company’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers: a decision by the Federal Court of Appeal to uphold the Order in a form that is substantially unvaried; a refusal by Cabinet to order a variance, rescission or reconsideration of the Order; or any variance or reconsideration of the Order by the CRTC, or lack thereof, that does not result in substantial changes to the Order.

On March 3, 2020, the Commission initiated a proceeding to examine wholesale HSA tariff provisions that differentiate between residential and business end-users. Parties were asked to justify existing tariff provisions that place restrictions or limitations on Resellers based on market segmentation between residential and business. The Company’s residential tariffs do not limit or restrict reselling to business end-users. The Company does not make its business services available to Resellers under a tariff. There is no material risk to the Company if the proceeding is limited to addressing inconsistent provisions and language in wholesale HSA service providers’ respective residential tariffs. The Company’s ability to differentiate between residential and business services would be negatively impacted if business services are no longer excluded from the TPIA regime.

On April 24, 2020, the Commission initiated a proceeding to review its approach to rate setting for wholesale telecommunications services. Any methodology that is selected will impact the amount that the Company can charge for wholesale HSA service and, if the methodology fails to adequately compensate the Company for the costs associated with provisioning HSA services as well as provide a reasonable return on investment, it will negatively impact the Company’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers. The methodology, or methodologies selected could also potentially apply to wholesale wireless services provisioned, such as roaming and any service pursuant to any mandated MVNO or other regime imposed by the Commission in the Mobile Wireless Review proceeding.

Shaw Communications Inc.

On June 11, 2020, the Commission initiated a new proceeding to consider the appropriate network configuration for disaggregated wholesale HSA services across the country, and suspended the proceeding to set final rates, terms and conditions for disaggregated wholesale HSA services in Ontario and Quebec. The configuration that is mandated for disaggregated wholesale HSA services could require significant and costly modifications to the Company’s broadband network architecture.

Radiocommunication Act

The Minister of Innovation, Science and Industry has also been mandated to award “spectrum access based on commitments towards consumer choice, affordability and broad access.” While the mandate letter also requires the Minister to “reserve space for new entrants”, any legislative development or policy decision or change that prevents the Company from obtaining new or additional spectrum licences or renewing existing spectrum licences could negatively impact the Company’s ability to compete in the wireless market.

3500 MHz Spectrum Auction

On March 5, 2020, the Minister of Innovation, Science and Industry released the decision on the 3500 MHz spectrum auction framework following consultations that took place last year. In addition to setting the rules for the auction and the conditions governing the licences that will be issued following the auction process, the framework establishes a 50 MHz set-aside for eligible bidders in all areas where sufficient 3500 MHz spectrum is available. As a result of COVID-19 disruptions, the auction deadlines have been extended by six months. Application forms for participating and the pre-auction financial deposit are due on April 6, 2021, and the auction will open on June 15, 2021.

Copyright Act

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed, pursuant to their mandate letters issued December 13, 2019, to work together in reviewing the Copyright Act. Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Personal Information Protection and Electronic Documents Act (“PIPEDA”) and Canadian Anti-Spam Legislation (“CASL”)

In June 2018, the Government initiated a National Digital and Data Consultation. This led to the Government’s publication, in May 2019, of a principles-based Digital Charter and a consultation to modernize PIPEDA.

The Minister of Canadian Heritage; the Minister of Innovation, Science and Industry; and the Minister of Justice and Attorney General of Canada have been directed, pursuant to their mandate letters issued December 13, 2019, to “advance Canada’s Digital Charter and enhanced powers for the Privacy Commissioner in order to establish a new set of online rights” related to collection, use and storage of personal data. The Minister of Innovation, Science and Industry, with the support of the Minister of Canadian Heritage, has also been mandated to enact new legislation to “better protect people’s personal data and encourage greater competition in the digital marketplace”, with regulations overseen by a newly created Data Commissioner.

These processes could lead to changes to privacy law and regulation that increase privacy-related measures with which the Company is required to comply and, in so doing, could: result in new costs payable by the Company; impede the Company’s ability to provide services efficiently to its customers; and expose the Company to increased penalties and claims in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	May 31, 2020	August 31, 2019
ASSETS
Current
Cash	651	1,446
Accounts receivable	271	287
Inventories	82	86
Other current assets [note 4]	264	291
Current portion of contract assets [note 12]	126	106

	1,394	2,216
Investments and other assets [note 16]	42	37
Property, plant and equipment	6,166	4,883
Other long-term assets	176	195
Deferred income tax assets	1	4
Intangibles	7,976	7,979
Goodwill	280	280
Contract assets [note 12]	57	52

	16,092	15,646

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	250	40
Accounts payable and accrued liabilities	897	1,015
Provisions [note 7]	101	224
Income taxes payable	34	82
Current portion of contract liabilities [note 12]	208	223
Current portion of long-term debt [notes 8 and 16]	1	1,251
Current portion of lease liabilities [notes 2 and 5]	112	—

	1,603	2,835
Long-term debt [notes 8 and 16]	4,546	4,057
Lease liabilities [notes 2 and 5]	1,168	—
Other long-term liabilities [note 9]	31	75
Provisions [note 7]	83	79
Deferred credits	411	425
Contract liabilities [note 12]	14	15
Deferred income tax liabilities	1,987	1,875

	9,843	9,361
Shareholders’ equity [notes 10 and 14]
Common and preferred shareholders	6,249	6,282
Non-controlling interests in subsidiaries	—	3

	6,249	6,285

	16,092	15,646

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	2020	2019
Revenue [notes 3 and 12]	1,312	1,322	4,058	3,990
Operating, general and administrative expenses [note 13]	(703)	(794)	(2,261)	(2,371)
Restructuring costs [notes 7 and 13]	(14)	—	(14)	(1)
Amortization:
Deferred equipment revenue	4	5	13	16
Deferred equipment costs	(16)	(21)	(51)	(66)
Property, plant and equipment, intangibles and other	(290)	(247)	(867)	(738)

Operating income	293	265	878	830
Amortization of financing costs – long-term debt	—	(1)	(2)	(2)
Interest expense	(67)	(62)	(206)	(192)
Equity income of an associate or joint venture	—	20	—	46
Loss on disposal of an associate or joint venture	—	(109)	—	(109)
Other gains (losses) [note 9]	7	53	(15)	48

Income before income taxes	233	166	655	621
Current income tax expense [note 3]	19	8	78	85
Deferred income tax expense	30	(69)	64	(30)

Net income	184	227	513	566

Net income attributable to:
Equity shareholders	184	225	513	564
Non-controlling interests	—	2	—	2

	184	227	513	566
Earnings per share: [note 11]
Basic and diluted	0.35	0.43	0.98	1.09

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	2020	2019
Net income	184	227	513	566
Other comprehensive income [note 14]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	2	2	3
Adjustment for hedged items recognized in the period	(1)	(1)	(1)	(2)
Share of other comprehensive loss of associates	—	(7)	—	(13)
Reclassification of accumulated gain to income related to the sale of an associate	—	(3)	—	(3)

	—	(9)	1	(15)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	40	(25)	34	(25)

	40	(34)	35	(40)

Comprehensive income	224	193	548	526

Comprehensive income attributable to:
Equity shareholders	224	191	548	524
Non-controlling interests	—	2	—	2

	224	193	548	526

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2020

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
September 1, 2019, as previously reported	4,605	26	1,745	(94)	6,282	3	6,285
Transition adjustments—IFRIC 23 [note 2]	—	—	(22)	—	(22)	—	(22)

Restated balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	513	—	513	—	513
Other comprehensive income	—	—	—	35	35	—	35

Comprehensive income	—	—	513	35	548	—	548
Dividends	—	—	(426)	—	(426)	—	(426)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	6	—	—	—	6	—	6
Shares repurchased [note 10]	(49)	—	(91)	—	(140)	—	(140)
Share-based compensation	—	1	—	—	1	—	1

Balance as at May 31, 2020	4,599	27	1,682	(59)	6,249	—	6,249

Nine months ended May 31, 2019

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	564	—	564	2	566
Other comprehensive income	—	—	—	(40)	(40)	—	(40)

Comprehensive income	—	—	564	(40)	524	2	526
Dividends	—	—	(301)	—	(301)	—	(301)
Dividend reinvestment plan	161	—	(161)	—	—	—	—
Shares issued under stock option plan	37	(4)	—	—	33	—	33
Share-based compensation	—	2	—	—	2	—	2

Balance as at May 31, 2019	4,547	25	1,734	(79)	6,227	3	6,230

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2020	2019	2020	2019
OPERATING ACTIVITIES
Funds flow from continuing operations [note 15]	541	469	1,487	1,349
Net change in non-cash balances	47	(37)	(199)	(216)

	588	432	1,288	1,133

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(224)	(271)	(742)	(827)
Additions to equipment costs (net) [note 3]	(5)	(11)	(23)	(30)
Additions to other intangibles [note 3]	(32)	(29)	(96)	(82)
Spectrum acquisitions	—	(492)	—	(492)
Proceeds on sale of investments	—	551	—	551
Net additions to investments and other assets	—	4	(5)	7
Proceeds on disposal of property, plant and equipment	—	46	1	59

	(261)	(202)	(865)	(814)

FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings	(5)	—	210	—
Issuance of long-term debt	500	—	1,300	1,000
Repayment of long-term debt	—	—	(2,068)	—
Bank facility and long-term debt costs	(4)	—	(14)	(9)
Payment of lease liabilities	(25)	—	(82)	—
Issue of Class B Non-Voting Shares [note 10]	1	10	6	33
Purchase of Class B Non-Voting Shares for cancellation [note 10]	(35)	—	(140)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(152)	(97)	(421)	(292)
Dividends paid on Preferred Shares	(3)	(3)	(7)	(7)
Payment of distributions to non-controlling interests	—	—	(2)	—
Other	—	(1)	—	(1)

	277	(91)	(1,218)	724

Increase (decrease) in cash	604	139	(795)	1,043
Cash, beginning of the period	47	1,288	1,446	384

Cash, end of the period	651	1,427	651	1,427

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange (“TSXV”) and New York Stock Exchange (“NYSE”) (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE—SJR, and TSXV—SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim consolidated financial statements of the Company for the three and nine months ended May 31, 2020 were authorized for issue by the Board of Directors on July 10, 2020.

a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these unaudited interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2019.

In March 2020, the World Health Organization (WHO) declared COVID-19 a pandemic. In response to the WHO declaration and continuing spread of COVID-19, several social distancing measures were taken by the Company and third parties including governments, regulatory authorities, businesses and our customers that could negatively impact the Company’s operations and financial results in future periods. Given the unprecedented and pervasive impact of changing circumstances surrounding the COVID-19 pandemic, there is inherently more uncertainty associated with our future operating assumptions and expectations as compared to prior periods. As such, it is not possible to estimate the impacts COVID-19 will have on the Company’s financial position or results of operations in future periods. While the direct impacts of COVID-19 are not determinable at this time, the Company has available liquidity of $1.5 billion and a certain degree of flexibility in its operating and investing plans to mitigate the impacts of COVID-19.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

The unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b)	New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company recognizes a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and on a lease-by-lease basis, respectively, in the future.

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16. The Company is currently assessing the impact of this interpretation on its financial statements.

There was no significant impact for contracts in which we are the lessor.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

c)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 was $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

d)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If the company obtains ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Revenue
Wireline	1,063	1,075	3,193	3,229
Wireless	252	249	872	766

	1,315	1,324	4,065	3,995
Intersegment eliminations	(3)	(2)	(7)	(5)

	1,312	1,322	4,058	3,990

Adjusted EBITDA(1)
Wireline	508	475	1,544	1,472
Wireless	101	53	253	147

	609	528	1,797	1,619
Restructuring costs	(14)	—	(14)	(1)
Amortization	(302)	(263)	(905)	(788)

Operating income	293	265	878	830

Current taxes
Operating	18	10	72	80
Other/non-operating	1	(2)	6	5

	19	8	78	85

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses. We previously referred to this measure as “Operating income before restructuring and amortization” but have renamed it to better align with language used by various stakeholders of the Company.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Capital expenditures accrual basis
Wireline	190	182	599	562
Wireless	73	87	181	237

	263	269	780	799

Equipment costs (net of revenue)
Wireline	5	11	24	31

Capital expenditures and equipment costs (net)
Wireline	195	193	623	593
Wireless	73	87	181	237

	268	280	804	830

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	224	271	742	827
Additions to equipment costs (net)	5	11	23	30
Additions to other intangibles	32	29	96	82

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	261	311	861	939
Increase/(decrease) in working capital and other liabilities related to capital expenditures	7	15	(56)	(51)
Decrease in customer equipment financing receivables	—	—	—	1
Less: Proceeds on disposal of property, plant and equipment	—	(46)	(1)	(59)

Total capital expenditures and equipment costs (net) reported by segments	268	280	804	830

4.	OTHER CURRENT ASSETS

	May 31, 2020	August 31, 2019
Prepaid expenses	84	108
Deferred commission costs(1)	62	59
Wireless handset receivables(2)	118	124

	264	291

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities for the nine months ended May 31, 2020.

2020
Balance as at September 1, 2019	1,324
Net additions	39
Interest on lease liabilities	33
Interest payments on lease liabilities	(33)
Principal payments of lease liabilities	(83)
Other	—

Balance as at May 31, 2020	1,280

Current	113
Long-term	1,211

Balance as at September 1, 2019	1,324

Current	112
Long-term	1,168

Balance as at May 31, 2020	1,280

6.	SHORT-TERM BORROWINGS

	May 31, 2020	August 31, 2019
Credit facility	50	—
Accounts receivable securitization program	200	40

	250	40

As at May 31, 2020, the Company had drawn $50 million on its bank credit facility.

A summary of our accounts receivable securitization program is as follows:

	May 31, 2020	August 31, 2019
Trade accounts receivable sold to buyer as security	439	434
Short-term borrowings from buyer	(200)	(40)

Over-collateralization	239	394

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Accounts receivable securitization program, beginning of period	200	40	40	40
Proceeds received from accounts receivable securitization		—	160	—
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	200	40	200	40

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations	Restructuring (1)(2)	Other	Total
	$	$	$	$
September 1, 2019, as previously reported	78	142	83	303
Transition adjustments	—	—	(5)	(5)

Restated balance as at September 1, 2019	78	142	78	298
Additions	—	14	16	30
Accretion	5	—	—	5
Reversal	—	—	(1)	(1)
Transfer to Misc AR	—	—	(1)	(1)
Payments	—	(138)	(9)	(147)

Balance as at May 31, 2020	83	18	83	184

Current	—	141	83	224
Long-term	78	1	—	79

Balance as at August 31, 2019	78	142	83	303

Current	—	18	83	101
Long-term	83	—	—	83

Balance as at May 31, 2020	83	18	83	184

(1)

During fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative. A total of $127 has been paid in fiscal 2020. The remaining costs are expected to be paid out within the next 8 months.

(2)

During fiscal 2020, the Company restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. In connection with the restructuring, the Company recorded $14 in the third quarter primarily related to severance and employee related costs, of which $12 has been paid as at May 31, 2020. The remaining costs are expected to be paid within the next 3 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT

	May 31, 2020				August 31, 2019
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	5.69	—	—	—	1,250	—	1,250
5.50% due December 7, 2020	5.55	—	—	—	499	1	500
3.15% due February 19, 2021	3.17	—	—	—	299	1	300
3.80% due November 2, 2023	3.80	498	2	500	498	2	500
4.35% due January 31, 2024	4.35	499	1	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	496	4	500	—	—	—
6.75% due November 9, 2039	6.89	1,421	29	1,450	1,420	30	1,450
3.30% due December 10, 2029	3.41	495	5	500	—	—	—
4.25% due December 9, 2049	4.33	296	4	300	—	—	—

		4,499	51	4,550	5,258	42	5,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	48	—	48	50	—	50

Total consolidated debt		4,547	51	4,598	5,308	42	5,350
Less current portion(2)		1	—	1	1,251	1	1,252

		4,546	51	4,597	4,057	41	4,098

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

On November 21, 2019, the Company amended the terms of its bank credit facility to extend the maturity date to December 2024.The facility can be used for working capital and general corporate purposes.

On December 9, 2019 the Company issued $800 of senior notes, comprised of $500 principal amount of 3.30% senior notes due 2029 and $300 principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792, along with cash on hand, were used to fund the redemption of the $500 principal amount of 5.50% senior notes due 2020 and the $300 principal amount of 3.15% senior notes due 2021.

On December 24, 2019, the Company redeemed the $500 principal amount of 5.50% senior notes due December 7, 2020 and the $300 principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 and accrued interest of $5.

On April 22, 2020 the Company issued $500 principal amount of senior notes at a rate of 2.90% due December 9, 2030.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	OTHER LONG-TERM LIABILITIES

	May 31, 2020	August 31, 2019
Pension liabilities(1)	27	69
Post retirement liabilities	4	4
Other	—	2

	31	75

(1)

In the third quarter of the fiscal year, the accumulated benefit obligation of the Supplemental Executive Retirement Plan was adjusted by $54 as a result of a 30 bps increase in the discount rate from August 31, 2019 as well as changes in demographic assumptions. The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions.

10.	SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2020 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2019	22,372,064	2	494,389,771	4,310	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	260,233	6	—	—	—	—
Issued upon restricted share unit exercises	—	—	4,507	—	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,445,494	37	—	—	—	—
Shares repurchased	—	—	(5,614,672)	(49)	—	—	—	—

May 31, 2020	22,372,064	2	490,485,333	4,304	10,012,393	245	1,987,607	48

Normal Course Issuer Bid

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares representing 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 18, 2019.

During the nine months ended May 31, 2020, the Company purchased 5,614,672 Class B Non-Voting Shares for cancellation for a total cost of approximately $140 under the NCIB. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $91 and was charged to retained earnings. The Company suspended the program in April 2020.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Dividend Reinvestment Plan

On October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

11.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Numerator for basic and diluted earnings per share ($)
Net income	184	227	513	566
Deduct: net income attributable to non-controlling interests in subsidiaries	—	(2)	—	(2)
Deduct: dividends on Preferred Shares	(3)	(3)	(7)	(7)

Net income attributable to common shareholders	181	222	506	557

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	513	512	516	510
Effect of dilutive securities (1)	—	—	—	—

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	513	512	516	510

Basic earnings per share ($)
Basic and diluted	0.35	0.43	0.98	1.09

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2020, 7,523,834 (May 31, 2019 – 4,602,448) and 6,619,109 (May 31, 2019 – 6,226,089) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at September 1, 2019	158	238
Increase in contract assets from revenue recognized during the year	166	—
Contract assets transferred to trade receivables	(128)	—
Contract terminations transferred to trade receivables	(13)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(229)
Increase in contract liabilities during the year	—	213

Balance as at May 31, 2020	183	222

	Contract Assets	Contract Liabilities
Current	106	223
Long-term	52	15

Balance as at August 31, 2019	158	238

Current	126	208
Long-term	57	14

Balance as at May 31, 2020	183	222

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the nine months ended May 31, 2020. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

Balance as at September 1, 2019	94
Additions to deferred commission cost assets	67
Amortization recognized on deferred commission cost assets	(60)

Balance as at May 31, 2020	101

Current	59
Long-term	35

Balance as at August 31, 2019	94

Current	62
Long-term	39

Balance as at May 31, 2020	101

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Services
Wireline—Consumer(1)	923	935	2,766	2,813
Wireline—Business(1)	140	140	427	416
Wireless	206	176	604	508

	1,269	1,251	3,797	3,737

Equipment and other
Wireless	46	73	268	258

	46	73	268	258
Intersegment eliminations	(3)	(2)	(7)	(5)

Total revenue	1,312	1,322	4,058	3,990

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at May 31, 2020.

	Within 1 year	Within 2 years	Total
Wireline	2,658	936	3,594
Wireless	423	137	560

Total	3,081	1,073	4,154

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

13.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Employee salaries and benefits(1)	166	176	483	511
Purchase of goods and services	551	618	1,792	1,861

	717	794	2,275	2,372

(1)	For the three and nine months ended May 31, 2020, employee salaries and benefits include $14 (2019—$nil) and $14 (2019—$1) in restructuring costs.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Share of other comprehensive income of associates	(2)	1	(1)

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	54	(14)	40

	54	(14)	40

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2
Adjustment for hedged items recognized in the period	(2)	1	(1)

	—	1	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	47	(13)	34

	47	(12)	35

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(2)	1	(1)
Share of other comprehensive income of associates	(7)	—	(7)
Reclassification of accumulated loss to income related to the sale of an associate	(3)	—	(3)

	(9)	—	(9)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(33)	8	(25)

	(42)	8	(34)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	(13)	—	(13)
Reclassification of accumulated loss to income related to the sale of an associate	(3)	—	(3)

	(15)	—	(15)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(33)	8	(25)

	(48)	8	(40)

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2020	August 31, 2019
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1
Share of other comprehensive income of associates	—	18
Reclassification of accumulated gain from other comprehensive income related to the sale of an associate	—	(18)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(60)	(95)

	(59)	(94)

15.	STATEMENTS OF CASH FLOWS

(i)	Funds flow from continuing operations

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Net income from continuing operations	184	227	513	566
Adjustments to reconcile net income to funds flow from continuing operations:
Amortization	302	264	907	790
Deferred income tax expense (recovery)	30	(69)	64	(30)
Share-based compensation	—	—	1	2
Defined benefit pension plans	3	3	4	9
Equity income of an associate or joint venture	—	(20)	—	(46)
Loss on disposal of an associate or joint venture	—	109	—	109
Gain on sale of investments	—	(15)	—	(15)
Net change in contract asset balances	20	9	(25)	(1)
Gain on disposal of fixed assets	—	(40)	—	(36)
Other	2	1	23	1

Funds flow from continuing operations	541	469	1,487	1,349

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Interest paid	77	109	217	220
Income taxes paid (net of refunds)	13	29	115	126
Interest received	1	1	6	4

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2020	2019	2020	2019
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	—	54	37	161

16.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	May 31, 2020		August 31, 2019
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,547	5,339	5,308	6,014

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv) Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

In the second quarter of fiscal 2020, the Company entered into a cross-currency interest rate swap with a member of the Company’s lending syndicate with a notional amount of $34 USD for a term of one month. The swap required that funds were exchanged back in one month at the same terms unless both parties agreed to extend the swap for an additional month. The Company did not extend the swap in the current quarter. By borrowing in US dollars, the Company may access lower interest rates. The swap mitigated the risk of changes in the value of the US Dollar LIBOR borrowings. The swap was not designated as a hedge for accounting purposes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2020 and May 31, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

17.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2020 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2020 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2020 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2020 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2020 do not represent events or changes in circumstance that would be indicative of impairment at May 31, 2020.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2020, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Cable	6.0%	0.5%	8.0x
Satellite	7.0%	-4.0%	6.7x
Wireless	7.0%	1.0%	5.3x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Cable	15.0%	12.5%	6.2%
Satellite	7.8%	5.5%	7.4%
Wireless	18.2%	10.1%	9.4%